Mail Stop 4561

July 31, 2007

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

       RE: JPMorgan Chase & Co.
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Form 10-Q for the Fiscal Quarter Ended March 31, 2007
                File No. 1-5805

Dear Mr. Cavanagh:

       We have reviewed your supplemental response letters dated July 17, 2007 and
May 4, 2006 and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 13 – Allowance for Loan Losses, page 113

1.   We have reviewed your response to prior comment one from our letter dated June
       26, 2007. For risk-rated loans, please provide us with the following additional
       information regarding the statistical calculation you use to determine the formula-
       based component of your allowance for loan losses:

- your definitions of default probability and loss severity; and
- a quantitative example, including narrative, that details each step in
  determining the formula-based component of your allowance- explain how
  default probabilities are differentiated based on the risk rating of the loan and
  include example calculations of probability of default and loss severity.

Note 28 – Accounting for Derivative and Hedging Activities, page 131

2.   We have reviewed your response to prior comment two from our letter dated June
        26, 2007. Please provide us with the following additional information to help us
        understand your hedge accounting process in more detail:

- describe the specific circumstances under which a segment utilizing SFAS
  133 hedge accounting would transact a derivative hedging instrument directly
  with a third-party, or with an internal trading desk;
- describe in detail how the internal trading desk obtains an order for a
  derivative hedging instrument from a segment wishing to enter into a
  derivative transaction and how that transaction is executed;
- tell us specifically whether the internal trading desk transacts derivative
  instruments directly with a third-party on the segment's behalf, or if the
  internal trading desk transacts some derivative instruments internally with the
  treasury department that subsequently transacts similar or identical derivative
  instruments with a third-party;
- if the latter; tell us how a segment utilizing hedge accounting determines that
  the key attributes, including interest rates and maturity dates, of the internal
  and external trades are properly matched; and
- tell us whether you have designated an internal derivative as the hedging
  instrument in any hedging relationship, and if so, describe the nature of the
  hedging relationship, methodology used to assess effectiveness, and the
  applicable guidance relied upon to support the approach.

        For the following comments, we refer you to responses three and four of your
        letter dated May 4, 2006:

3.   Please tell us whether you used each of the hedging strategies described in your
        responses at December 31, 2006 and March 31, 2007.

4.   If you have entered into any new hedging strategies, please tell us how you
        determined that they met the criteria for hedge accounting pursuant to paragraphs
        20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type
        of new hedging relationship:

- the nature and terms of the hedged item or transaction;

- the nature and terms of the derivative instruments;

- the specific documented risk being hedged;

- the type of SFAS 133 hedge (fair value, cash flow, etc.); and

- the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

5.   If the new hedging strategies involve the use of the shortcut or matched terms methods for assuming no ineffectiveness, please tell us how you determined they meet each of the conditions in paragraph 68 or 65 of SFAS 133.

6.   Please quantify the notional amounts of derivatives used in each hedging strategy at December 31, 2006 and March 31, 2007.

7.   Please tell us the following for each type of hedged forecasted transaction:

- how you aggregate similar cash flows under paragraph 29(a) of SFAS 133;
- the defined time period over which you typically forecast the probable cash flows for each type of forecasted hedge transaction;
- how you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period;
- whether you have missed any of your forecasts (i.e. had more notional amounts of hedging transactions than actual hedgeable forecasted transactions); and if so, the number of times and frequency;
- whether you have ever changed the forecasted transaction of an established hedge; and
- if so, how you considered the off-market components of the swap at the time of de-designation and re-designation.

8.   Please provide us with your hedge documentation for a representative sample of one of your cash flow hedges of certificates of deposit using the rollover strategy. Please ensure this documentation shows the analysis performed to ensure the terms of the hedged cash flows and hedging instrument are closely aligned.

9.   Regarding your use of dollar-offset in assessing effectiveness for certain hedges, please tell us whether there were any times you failed the dollar offset method and yet still concluded that the hedging relationship is highly effective and continue to apply hedge accounting. If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

10.   Regarding your use of the hypothetical derivative method pursuant to DIG Issue G-7, in general, please confirm that the hypothetical derivative considered to be perfectly effective has a fair value of zero at inception. Please also confirm that in re-designation of cash flow hedges, the hypothetical derivative used under DIG Issue G-7 has an initial fair value of zero.

11.   Regarding your net investment hedging relationships please tell us whether you have ever been required to re-designate the derivative, and if so, the circumstances surrounding such instances.

12.   Please tell us the following regarding your use of the shortcut method for hedges of fixed-rate bullet maturity resale agreements:

   •   whether you hedge on an individual item basis or as a pool; and
   •   if as a pool, how you ensure that each resale agreement in the pool would individually qualify for the shortcut method and also meet the conditions in paragraph 21(a) of SFAS 133.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Note 3 – Fair Value Measurement
Transition, page 77

13.   We have reviewed your response to prior comment five from our letter dated June 26, 2007. We understand that to value your private equity investments, you primarily use observations of the trading multiples of public companies considered comparable to the private companies being valued adjusted for company-specific issues, the lack of liquidity in a non-public investment and others. Please provide us with a quantitative example, including narrative that details each step in determining the fair value of a typical private-equity investment- include example calculations of the major valuation adjustments applied.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Michael J. Cavanagh
JPMorgan Chase & Co.
July 31, 2007
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant